BANCROFT FUND LTD.

One Corporate Center

Rye, New York 10580-1422

May 30, 2024

VIA EDGAR AND ELECTRONIC MAIL

Samantha Brutlag Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Bancroft Fund Ltd.
(File Nos. 333-278788 and 811-02151)

Dear Ms. Brutlag and Mr. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bancroft Fund Ltd. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on May 31, 2024, or as soon thereafter as reasonably practicable.

Very truly yours,

Bancroft Fund Ltd.

By:	/s/ John C. Ball
Name:	John C. Ball
Title:	Treasurer and Principal Financial and Accounting Officer